Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

June 13, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please find enclosed herewith a Press Release titled “Dr. Reddy’s announces the first-to-market launch of Bosutinib Tablets 400mg, a generic equivalent of Bosulif®, in the United States.”

The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Master Circular No. HO/49/14/14(7)2025‐CFD‐POD2/I/3762/2026 dated January 30, 2026, are as hereunder:

Name of the product	:	Bosutinib Tablets 400mg
Date of launch	:	June 13, 2026
Category of the product	:	Oncology (Tyrosine Kinase Inhibitor)
Whether caters to domestic/ international market:	:	International
Name of the countries in which the product is launched (in case of international)	:	United States

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

CONTACT
DR. REDDY'S LABORATORIES LTD.	INVESTOR RELATIONS	MEDIA RELATIONS
8-2-337, Road No. 3, Banjara Hills,	AISHWARYA SITHARAM	PRIYA K
Hyderabad - 500034. Telangana, India.	AISHWARYASITHARAM@DRREDDYS.COM	PRIYAK@DRREDDYS.COM

Dr. Reddy’s announces the first-to-market launch of Bosutinib Tablets 400mg,

a generic equivalent of Bosulif®, in the United States

Hyderabad, India and Princeton, NJ, USA; June 13, 2026- Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the first-to-market launch of Bosutinib Tablets 400mg, a generic equivalent of Bosulif®, in the United States, expanding its oncology portfolio and reinforcing its commitment to improving patient access to affordable, high-quality medicines. Dr. Reddy’s has collaborated with MSN Laboratories Private Limited (“MSN”), a leading pharmaceutical company in India, on this product. Dr. Reddy’s holds the exclusive marketing rights for the product in the United States. MSN is responsible for the development and manufacturing of the product.

Bosutinib Tablets (400mg) was a first-to-file product and is eligible for 180-days of generic drug exclusivity for this strength, in the U.S.

Milan Kalawadia, CEO- North America, Dr. Reddy’s Laboratories, Inc. said: “This launch highlights our commitment to leading with timely market entry for high-priority therapies while broadening access for both patients and healthcare providers. With this launch, we remain focused on strengthening our oncology portfolio and partnering across the healthcare system to ensure that critical treatments are both accessible and affordable.”

Bharat Reddy, Executive Director, MSN Laboratories added: “The successful development and commercialization of Bosutinib Tablets demonstrates MSN’s strong scientific, regulatory, and manufacturing capabilities in complex oncology products. We remain committed to delivering high-quality, affordable medicines globally through efficient development and reliable manufacturing excellence.”

The Bosulif® brand (400mg) had U.S. sales of approximately $253.8 million for the latest 12-month period ended April 2026, according to IQVIA National Sales Perspectives data.

Bosulif® is a registered trademark of Wyeth LLC.

RDY-0626-887

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

About MSN Laboratories: MSN Laboratories is a research-driven pharmaceutical company with integrated capabilities across APIs and finished dosage formulations. The company is recognized for its strong expertise in product development, regulatory execution, and world-class manufacturing infrastructure with USFDA approved facilities in Hyderabad, India and in New Jersey, USA. MSN serves global markets with a focus on quality, affordability, and operational excellence across multiple therapeutic segments, including oncology.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2025. The company assumes no obligation to update any information contained herein.